VK 3/18/04

A# 3/16/2004 ** **

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



04015960

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 0 1 2004 WASHINGTON SECTION 153

SEC FILE NUMBER

8-42223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/03_____ AND ENDING _____12/31/03_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lepercq, de Neuflize/Tocqueville Securities L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1675 Broadway
(No. and Street)

New York   **NY**   **10019**
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Cotta   **(212) 698-0851**
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg LLP
(Name – *if individual, state last, first, middle name*)

370 Lexington Avenue, Suite 1007, New York   **NY**   **10017**
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 0 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____**Roger Cotta**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Lepercq, de Neuflize/Tocqueville Securities L.P.**_____ , as of _____**December 31**_____, 20 **03** ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

Signature

Chief Operating Officer of the General Partner

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
370 Lexington Avenue
New York, NY 10017

Independent Auditor's Report

To the General and Limited Partners of
Lepercq, de Neuflize/Tocqueville Securities L.P.

We have audited the accompanying statements of financial condition of Lepercq, de Neuflize/Tocqueville Securities L.P. (a limited partnership) as of December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Lepercq, de Neuflize/Tocqueville Securities L.P. as of December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg LLP

New York, NY
February 19, 2004

LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.
(a limited partnership)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,		
	2003	2002	2001
Cash and Cash Equivalents (Note 2)	$ 116,676	$ 86,772	$ 65,127
Commissions Receivable	374,521	227,447	74,647
Due from Broker	-	46,056	55,874
Due from General Partner (Note 4)	60,150	72,903	83,120
Due from Limited Partner (Note 4)	634,628	837,618	696,438
Prepaid Expenses	9,550	3,149	23,178
Other	57,825	50,000	-
TOTAL CURRENT ASSETS	$ 1,253,350	$ 1,323,945	$ 998,384
Investments (Note 5)	123,302	123,302	98,302
	$ 1,376,652	$ 1,447,247	$ 1,096,686

LIABILITIES AND PARTNERS' CAPITAL

	2003	2002	2001
LIABILITIES:			
Accounts Payable and Accrued Expenses	$ 45,131	$ 28,026	$ 14,100
Taxes Payable	20,067	29,674	10,947
Other Payable	1,187	25,000	-
TOTAL LIABILITIES	$ 66,385	$ 82,700	$ 25,047
PARTNERS' CAPITAL:			
General Partner	$ 13,101	$ 13,754	$ 11,216
Limited Partners	1,297,166	1,350,793	1,060,423
TOTAL PARTNERS' CAPITAL	$ 1,310,267	$ 1,364,547	$ 1,071,639
	$ 1,376,652	$ 1,447,247	$ 1,096,686

See accompanying notes to statements of financial condition.

LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.
(a limited partnership)
NOTES TO STATEMENTS OF FINANCIAL CONDITION

1. Organization

    Lepercq, de Neuflize/Tocqueville Securities L.P. (formerly Tocqueville Securities L.P.) (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership changed its name to Lepercq, de Neuflize/Tocqueville Securities L.P. on February 8, 2002. The general partner of the Partnership (the "General Partner") is Tocqueville Management Corp., (formerly Francois Sicart & Associates, Inc.). The limited partners of the Partnership (the "Limited Partners") are Tocqueville Asset Management L.P. and LN Securities Inc., (formerly Lepercq, de Neuflize Securities Inc.).

    In connection with a series of transactions and amended and restated agreements, the Partnership admitted LN Securities Inc. as a limited partner with a 33 1/3% ownership interest, in exchange for brokerage accounts and a 30% ownership interest in Lepercq, de Neuflize Asset Management LLC (a Delaware limited liability company) contributed by LN Securities Inc.

    The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership will have all power and authority necessary or appropriate for the conduct of such business.

    Profits and losses are computed separately with respect to items specially allocated among the Partners. LN Securities Inc. is allocated 40% of gross commission revenues earned from the Lepercq clients, less related clearing charges. All remaining profits and losses are allocated 99% to Tocqueville Asset Management L.P. and 1% to Tocqueville Management Corp. Distributions shall be made to the Partners in accordance with the manner in which profits and losses have been allocated.

2. Significant Accounting Policies

    At December 31, 2003 and December 31, 2002, cash and cash equivalents include demand deposits and the Great Hall Investment Funds. At December 31, 2001, cash and cash equivalents include demand deposits and the Freedom Tax Exempt Money Fund.

    For comparative purposes, certain account balances have been reclassified on the financial statements.

    The Partnership had no material differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that would have resulted in temporary differences as defined in the FASB Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Furthermore, the Partnership had no net operating loss carryforward or carryback. Accordingly, the Partnership did not recognize a deferred tax asset or liability.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2003, 2002 and 2001. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. Related Party Transactions

At December 31, 2003, the Partnership had made working capital advances of $60,150 to its General Partner and $634,628 to its Limited Partner. Working capital advances of $72,903 to the General Partner and $837,618 to the Limited Partner were outstanding at December 31, 2002. Working capital advances of $83,120 to the General Partner and $696,438 to the Limited Partner were outstanding at December 31, 2001.

As part of an agreement with the Partnership, its affiliates provide certain services as may be required by the Partnership to conduct its business. The cost of such services includes salaries, payroll taxes, 401(k) expense, rent and general administrative expenses and is allocated to the Partnership based on estimated usage and/or its estimated contribution to gross income.

5. Investments

On October 26, 1999, the Partnership purchased 45,000 restricted shares of TimeBills.com, Inc. Series B convertible, preferred stock for $45,000.

In March 2000, TimeBills.com changed its name to OpenAir.com. During 2000, the Partnership purchased 15,152 restricted shares of the company's Series C convertible, preferred stock for $50,002.

On June 28, 2000, the Partnership purchased 300 warrants of the National Association of Securities Dealers Inc. for $3,300, which can be exercised to purchase shares of common stock of the NASDAQ Stock Market Inc., beginning June 28, 2002.

These securities are not readily marketable and are not listed on a security exchange or independent publicly quoted market. Management has decided to carry the investments at cost.

As part of the series of transactions discussed in Note 1, the Partnership received a non-cash capital contribution, in the form of a 30% ownership interest in Lepercq, de Neuflize Asset Management LLC, and certain brokerage accounts, valued at $25,000.

The LLC operating agreement allocates profit to the Partnership only upon the sale of LLC assets or upon the completion of a merger in which the LLC is not the surviving entity. As such, the investment is reported at its carrying value.

6. Profit-Sharing Plan

Lepercq, de Neuflize/Tocqueville Securities L.P. is a participating employer in the Tocqueville Asset Management L.P. Tax Deferred Savings Plan. The plan is a defined contribution plan that covers substantially all of the Partnership's employees. Contributions to the plan are based on a formula as stated in the plan agreement.

7. Litigation

The Partnership is a defendant in a lawsuit filed by Fundamental Portfolio Advisors, Inc. for alleged breach of contract. On March 19, 2002, the New York State Supreme Court granted defendants' motion to dismiss as to plaintiffs' claims of tortuous interference with contractual advantage and fraud. By order dated February 10, 2004, the court granted the defendants' motion for summary judgment dismissing the final claim of breach of contract. The plaintiffs have until March 15, 2004 to seek an appeal.



Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
370 Lexington Avenue
New York, NY 10017

Independent Auditor's Supplementary Report on Internal
Control Structure Required by SEC Rule 17a-5

To the General and Limited Partners of
Lepercq, de Neuflize/Tocqueville Securities L.P.

In planning and performing our audits of the financial statements of Lepercq, de
Neuflize/Tocqueville Securities L.P. for the years ended December 31, 2003, 2002 and
2001, we considered its internal control structure in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and not
to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Partnership
in making the periodic computations of aggregate indebtedness and net capital under
Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive
provisions of Rule 15c3-3. We did not review the practices and procedures followed by
the Partnership in making the quarterly securities examinations, counts, verifications and
comparisons, and the recordation of differences required by Rule 17a-13 or in complying
with the requirements for prompt payment for securities under Section 8 of Regulation T
of the Board of Governors of the Federal Reserve System, because the Partnership does
not carry security accounts for customers or perform custodial functions relating to
customer securities.

The management of the Partnership is responsible for establishing and maintaining
an internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to
achieve the Commission's above-mentioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the Partnership has
responsibility are safeguarded against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices
and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, 2002 and 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.

Pegg & Pegg LLP

New York, NY
February 19, 2004